2021 - 2023:

Corey Walters founded Here in 2021, an SEC-qualified fractional vacation rental investment platform. He also acts as the CEO.

2017 - 2021:

Corey Walters co-founded Homeworthy in 2017, a technology enabled cloud real estate brokerage. As of 2021, Homeworthy is no longer in operation.